Exhibit 2.27

Ref:  423042

3 April 2017

ASX Market Announcements Australian Securities Exchange 20 Bridge Street SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

MANYINGEE SALE NOT COMPLETE

Paladin Energy Ltd (Paladin or the Company) (ASX:PDN / TSX:PDN) wishes to advise that the minority sale of 30% in Manyingee Project has not completed prior to the mutually agreed drop dead date of 31 March 2017 to satisfy all the conditions to closing.

Paladin first announced the signing of a binding term sheet with MGT Resources Limited, now Avira Energy Limited (Avira) 21 July 2016, followed by the signing of a sale of tenement agreement 16 November 2016. The agreement was for MGT to acquire an initial interest of 30% in Manyingee for US$10 million, with an option to acquire an additional 45% of Manyingee for US$20 million.

Whilst Avira satisfied a number of conditions, including a positive vote of its shareholders and approval of the Australian Foreign Investment Review Board, it did not close a requisite capital raising within the pre-agreed timeframe to complete the transaction.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366  Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au